IntraLinks Holdings, Inc.
150 East 42nd Street, 8th Floor
New York, NY 10017

VIA EDGAR AND OVERNIGHT COURIER

August 3, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4720
Attention: Ms. Barbara C. Jacobs

Re:	IntraLinks Holdings, Inc.
Registration Statement on Form S-1
File No. 333-165991

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), IntraLinks Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, August 5, 2010, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.  In addition, the Company hereby requests acceleration of the effective date of its Registration Statement on Form 8-A so that it becomes effective concurrently with the Registration Statement.  Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Edward A. King at (617) 570-1346.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Edward A. King, by facsimile to (617) 523-1231.

In connection with the foregoing, the Company hereby acknowledges the following:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Edward A. King of Goodwin Procter LLP at (617) 570-1346.

Sincerely,

INTRALINKS HOLDINGS, INC.

/s/ J. Andrew Damico
J. Andrew Damico
President and Chief Executive Officer

cc:	Stephen M. Davis, Esq.
Edward A. King, Esq.
Goodwin Procter LLP
Anthony Plesner
Gary Hirsch
IntraLinks Holdings, Inc.
Ronald A. Fleming
Pillsbury Winthrop Shaw Pittman LLP
Jamie John
Christine Davis
Matthew Crispino
United States Securities and Exchange Commission